                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               COOPER CAMERON CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                        1333 West Loop South, Suite 1700
                              Houston, Texas 77027

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Cooper Cameron Corporation Retirement Savings Plan
December 31, 2003 and 2002 and year ended December 31, 2003

               Cooper Cameron Corporation Retirement Savings Plan

                 Financial Statements and Supplemental Schedules

           December 31, 2003 and 2002 and year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.........................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................    2
Statement of Changes in Net Assets Available for Benefits.......................    3
Notes to Financial Statements...................................................    4

Supplemental Schedules

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions........   15
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)................   16
Signature.......................................................................   17
Consent of Independent Registered Public Accounting Firm........................   18

             Report of Independent Registered Public Accounting Firm

Plans Administration Committee
Cooper Cameron Corporation Retirement
  Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

Houston, Texas
June 10, 2004

               Cooper Cameron Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits

                                                                               DECEMBER 31
                                                                        2003                2002
                                                                  ----------------------------------
ASSETS
Employer contributions receivable                                 $      660,568      $      640,329
Employee contributions receivable                                          1,049                   -
Investments:
   Participant loans                                                   8,048,835           7,601,959
   Plan interest in Cooper Cameron Corporation
      Master Trust for Defined Contribution Plans                    300,335,732         273,996,733
                                                                  --------------      --------------
Net assets available for benefits                                 $  309,046,184      $  282,239,021
                                                                  ==============      ==============

See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

Additions:
   Employer contributions                                                              $   9,376,439
   Employee contributions                                                                 14,931,766
   Rollovers                                                                                 809,784
   Interest from participant loans                                                           579,438
   Net investment gain from Cooper Cameron Corporation Master
      Trust for Defined Contribution Plans, net of expenses                               25,893,147
                                                                                       -------------
Total additions                                                                           51,590,574

Deductions:
   Benefits paid to participants                                                          24,783,411
                                                                                       -------------
Total deductions                                                                          24,783,411
                                                                                       -------------

Net increase                                                                              26,807,163

Net assets available for benefits at:
   Beginning of year                                                                     282,239,021
                                                                                       -------------
   End of year                                                                         $ 309,046,184
                                                                                       =============

See accompanying notes.

               Cooper Cameron Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF THE PLAN

Cooper Cameron Corporation Retirement Savings Plan (the "Plan") is a contributory, defined contribution plan sponsored by Cooper Cameron Corporation (the "Company") with cash or deferred provisions as described in Section 401(k) of the Internal Revenue Code ("IRC"). All employees of the Company and its affiliated subsidiaries (except those covered by a collective bargaining agreement) that have adopted the Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Prior to April 30, 2003, Plan participants could elect to make pretax contributions of 1% to 16% of compensation. Effective May 1, 2003, the employee pretax contribution limit was increased from 16% to 20% of compensation. The Company matches 100% of the employee contributions up to a maximum of 3%, and 50% of additional employee contributions up to 6%.

The Company's matching contributions consist of shares of Company stock, which are invested in the Cooper Cameron Stock Fund. Participants are 100% vested in the Company's matching contributions. All participants have unrestricted ability to immediately reallocate their matching accounts from the Cooper Cameron Stock Fund into other investment funds offered by the Plan regardless of age.

In addition to the matching contributions, the Company makes retirement contributions to specific employees of certain Participating Units as defined in the Plan. The retirement contributions are based on hours actively worked and specified contribution rates. Hours actively worked include overtime, holiday, and vacation hours, but exclude any other paid hours for absences during which no duties are performed. The Company's retirement contributions are allocated among the fund options based on employee elections. Amounts which are forfeited due to termination of employment reduce the future retirement contributions of the Company. Effective May 1, 2003, the retirement contribution was eliminated for employees hired on or after May 1, 2003.

Effective May 1, 2003, the Plan was amended and restated to provide for a profit-sharing contribution equal to 2% of eligible compensation for all participants hired subsequent to May 1, 2003, by the Company or any participating affiliate. The profit-sharing contributions will be made for each plan year in which the Company meets or exceeds its financial objectives, as established and determined at the sole discretion of the Company's Board of Directors. In 2003, the Company did not make a profit-sharing contribution.

               Cooper Cameron Corporation Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Participants receiving retirement contributions who had three or more years of service as of May 1, 2003, will be 33% vested after three years, 67% vested after four years, and 100% after five years. All other participants receiving retirement contributions and participants receiving profit sharing contributions will become 100% vested upon the completion of five years of service.

Any participant who is receiving compensation other than severance pay from the Company and has not had an outstanding loan from the Plan for at least one month may apply for a loan. Any loan granted to such a participant shall be deemed an investment made for such participant's benefit and shall be held and reflected in the separate accounts of such participant as a charge for the principal amount of the loan. The interest rate charged on the loan is a fixed rate for the term of the loan (maximum of five years) as determined by the Company in the year of issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their retirement contributions.

More detailed information about the Plan, including the funding, vesting, and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company's corporate office.

2. SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

               Cooper Cameron Corporation Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Plan's investments are held in the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"). Nationwide Trust Company is the trustee. The Plan participates in only certain investment accounts of the Master Trust. The following is a summary of those investment accounts and the Plan's beneficial interest in those investment accounts as of December 31, 2003 and 2002.

                                                                                BENEFICIAL INTEREST
                                                                                    DECEMBER 31
                                                                                2003           2002
                                                                               ---------------------
Cooper Cameron Stock Fund                                                       99.19%         99.41%
PRIMCO Stable Value Fund                                                        95.92          96.96
Barclays Global Investors Equity Index Fund                                      -             97.88
PIMCO Total Return A Fund                                                        -             94.78
PIMCO Total Return Administrative Shares Fund                                   94.51          94.78
Washington Mutual Investors Fund                                                94.94          95.01
MFS Massachusetts Investors Growth A Fund                                       96.62          96.47
Franklin Balance Sheet Investment A Fund                                        95.38          94.75
Lord Abbett Developing Growth A Fund                                            95.94          95.67
EuroPacific Growth Fund                                                         95.60          95.56
Real Estate Fund                                                               100.00         100.00
State Street Bank S&P 500 Fund                                                  97.44           -

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Investments in money market funds are stated at cost, which approximates fair value. Real estate is stated at estimated fair value based on the most recent independent appraisal.

               Cooper Cameron Corporation Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for Employee Benefit Plans is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, INVESCO, and is comprised of bank-issued synthetic contracts.

RISKS AND UNCERTAINTIES

The Master Trust provides for various investments which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

PARTICIPANT LOANS

Participant loans consist of monies borrowed by participants from their account balances in the Master Trust funds. Repayments of principal and interest are allocated to the participants' account balances in the Master Trust funds based on the participants' current investment elections. Participant loan balances are reported at the current principal outstanding balance on these participant loans, which approximates fair value.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments, and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following tables present the fair value of investments for the separate investment accounts of the Master Trust:

                                                                                                         MFS
                                                                COOPER    WASHINGTON               MASSACHUSETTS
                                                               CAMERON      MUTUAL       PRIMCO       INVESTORS
                                                                STOCK     INVESTORS   STABLE VALUE    GROWTH A   REAL ESTATE
                    DECEMBER 31, 2003                           FUND         FUND         FUND          FUND         FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:

   Cash                                                     $  2,194,772 $          - $          - $          -   $       -
   Net unsettled sales of investments                          1,260,329            -            -            -           -
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                      124,167            -            -            -     555,791
         Cash Management Trust of America                              -            -    1,703,313            -           -
         Cooper Cameron Corporation Common Stock              79,793,413            -            -            -           -
         Washington Mutual Investors Fund                              -   34,342,045            -            -           -
         MFS Massachusetts Investors Growth A Fund                     -            -            -   27,095,921           -
         Fidelity Growth Company Fund                                  -            -            -            -           -
         State Street Bank S&P 500                                     -            -            -            -           -
         PIMCO Total Return Administrative Shares Fund                 -            -            -            -           -
         Franklin Balance Sheet Investment A Fund                      -            -            -            -           -
         Lord Abbett Developing Growth A Fund                          -            -            -            -           -
         EuroPacific Growth Fund                                       -            -            -            -           -
   Investments at estimated fair value or contract value:
      Investment contracts                                             -            -    3,962,702            -           -
      INVESCO Group Trust for Employee Benefit Plans                   -            -   51,091,470            -           -
      Real estate                                                      -            -            -            -     238,788
                                                            ---------------------------------------------------------------
   Total investments                                          79,917,580   34,342,045   56,757,485   27,095,921     794,579
                                                            ---------------------------------------------------------------
Total assets                                                  83,372,681   34,342,045   56,757,485   27,095,921     794,579

Liabilities:

   Other payables                                                151,260            -            -            -           -
   Net unsettled purchases of investments                        219,387            -            -            -           -
                                                            ---------------------------------------------------------------
Net assets available to participating plans                 $ 83,002,034 $ 34,342,045 $ 56,757,485 $ 27,095,921   $ 794,579
                                                            ===============================================================

                                                                           FIDELITY
                                                                            GROWTH    PIMCO TOTAL       FRANKLIN    LORD ABBETT
                                                             STATE STREET  COMPANY       RETURN      BALANCE SHEET   DEVELOPING
                                                             BANK S&P 500    FUND    ADMINISTRATIVE   INVESTMENT A    GROWTH A
                    DECEMBER 31, 2003                            FUND                  SHARES FUND        FUND          FUND
-------------------------------------------------------------------------------------------------------------------------------
Assets:

   Cash                                                      $          - $        -  $          -   $          -  $          -
   Net unsettled sales of investments                                   -          -             -              -             -
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                             -          -             -              -             -
         Cash Management Trust of America                               -          -             -              -             -
         Cooper Cameron Corporation Common Stock                        -          -             -              -             -
         Washington Mutual Investors Fund                               -          -             -              -             -
         MFS Massachusetts Investors Growth A Fund                      -          -             -              -             -
         Fidelity Growth Company Fund                                   -  1,859,891             -              -             -
         State Street Bank S&P 500                             23,431,470          -             -              -             -
         PIMCO Total Return Administrative Shares Fund                  -          -    37,329,286              -             -
         Franklin Balance Sheet Investment A Fund                       -          -             -     20,827,351             -
         Lord Abbett Developing Growth A Fund                           -          -             -              -    11,815,487
         EuroPacific Growth Fund                                        -          -             -              -             -
   Investments at estimated fair value or contract value:
      Investment contracts                                              -          -             -              -             -
      INVESCO Group Trust for Employee Benefit Plans                    -          -             -              -             -
      Real estate                                                       -          -             -              -             -
                                                             ------------------------------------------------------------------
   Total investments                                           23,431,470  1,859,891    37,329,286     20,827,351    11,815,487
                                                             ------------------------------------------------------------------
Total assets                                                   23,431,470  1,859,891    37,329,286     20,827,351    11,815,487

Liabilities:

   Other payables                                                       -          -             -              -             -
   Net unsettled purchases of investments                               -          -             -              -             -
                                                             ------------------------------------------------------------------
Net assets available to participating plans                  $ 23,431,470 $1,859,891  $ 37,329,286   $ 20,827,351  $ 11,815,487
                                                             ==================================================================

                                                             EUROPACIFIC
                    DECEMBER 31, 2003                        GROWTH FUND     TOTAL
--------------------------------------------------------------------------------------
Assets:

   Cash                                                      $         - $   2,194,772
   Net unsettled sales of investments                                  -     1,260,329
   Investments at fair value as determined by quoted market
      prices:
         Money market funds                                            -       679,958
         Cash Management Trust of America                              -     1,703,313
         Cooper Cameron Corporation Common Stock                       -    79,793,413
         Washington Mutual Investors Fund                              -    34,342,045
         MFS Massachusetts Investors Growth A Fund                     -    27,095,921
         Fidelity Growth Company Fund                                  -     1,859,891
         State Street Bank S&P 500                                     -    23,431,470
         PIMCO Total Return Administrative Shares Fund                 -    37,329,286
         Franklin Balance Sheet Investment A Fund                      -    20,827,351
         Lord Abbett Developing Growth A Fund                          -    11,815,487
         EuroPacific Growth Fund                              15,341,145    15,341,145
   Investments at estimated fair value or contract value:
      Investment contracts                                             -     3,962,702
      INVESCO Group Trust for Employee Benefit Plans                   -    51,091,470
      Real estate                                                      -       238,788
                                                             -------------------------
   Total investments                                          15,341,145   309,512,240
                                                             -------------------------
Total assets                                                  15,341,145   312,967,341

Liabilities:

   Other payables                                                      -       151,260
   Net unsettled purchases of investments                              -       219,387
                                                             -------------------------
Net assets available to participating plans                  $15,341,145 $ 312,596,694
                                                             =========================


               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

                                                                                                         MFS
                                                             COOPER    WASHINGTON                 MASSACHUSETTS
                                                            CAMERON      MUTUAL        PRIMCO       INVESTORS
                                                             STOCK     INVESTORS    STABLE VALUE    GROWTH A    REAL ESTATE
                 DECEMBER 31, 2002                            FUND        FUND          FUND          FUND          FUND
---------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash                                                   $   741,715 $           - $           - $           -  $       -
   Net unsettled sales of investments                          63,504             -             -             -          -
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                   207,964             -             -             -    608,745
         Cash Management Trust of America                           -             -     2,119,566             -          -
         Cooper Cameron Corporation Common Stock           83,466,086             -             -             -          -
         Washington Mutual Investors Fund                           -    25,461,905             -             -          -
         MFS Massachusetts Investors Growth A Fund                  -             -             -    21,587,483          -
         Barclays Global Investors Equity Index Fund                -             -             -             -          -
         PIMCO Total Return A Fund                                  -             -             -             -          -
         PIMCO Total Return Administrative Shares
            Fund                                                    -             -             -             -          -
         Fidelity Growth Company Fund                               -             -             -             -          -
         Franklin Balance Sheet Investment A Fund                   -             -             -             -          -
         Lord Abbett Developing Growth A Fund                       -             -             -             -          -
         EuroPacific Growth Fund                                    -             -             -             -          -
   Investments at estimated fair value or contract value:
      Investment contracts                                          -             -    27,320,820             -          -
      INVESCO Group Trust for Employee Benefit Plans                -             -    32,267,564             -          -
      Real estate                                                   -             -             -             -    238,788
                                                          ----------------------------------------------------------------
   Total investments                                       83,674,050    25,461,905    61,707,950    21,587,483    847,533
                                                          ----------------------------------------------------------------
Total assets                                               84,479,269    25,461,905    61,707,950    21,587,483    847,533

Liabilities:
   Net unsettled purchases of investments                     708,968             -             -             -          -
                                                          ----------------------------------------------------------------
Net assets available to participating plans               $83,770,301 $  25,461,905 $  61,707,950 $  21,587,483  $ 847,533
                                                          ================================================================

                                                            BARCLAYS
                                                             GLOBAL                   PIMCO TOTAL     FIDELITY    FRANKLIN
                                                            INVESTORS                     RETURN        GROWTH  BALANCE SHEET
                                                          EQUITY INDEX  PIMCO TOTAL  ADMINISTRATIVE   COMPANY   INVESTMENT A
                 DECEMBER 31, 2002                            FUND     RETURN A FUND  SHARES FUND       FUND        FUND
-----------------------------------------------------------------------------------------------------------------------------
Assets:
   Cash                                                   $         -  $         -   $           -  $         - $         -
   Net unsettled sales of investments                               -            -               -            -           -
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                         -            -               -            -           -
         Cash Management Trust of America                           -            -               -            -           -
         Cooper Cameron Corporation Common Stock                    -            -               -            -           -
         Washington Mutual Investors Fund                           -            -               -            -           -
         MFS Massachusetts Investors Growth A Fund                  -            -               -            -           -
         Barclays Global Investors Equity Index Fund       19,851,519            -               -            -           -
         PIMCO Total Return A Fund                                  -   19,763,056               -            -           -
         PIMCO Total Return Administrative Shares
            Fund                                                    -            -      17,822,277            -           -
         Fidelity Growth Company Fund                               -            -               -    1,386,418           -
         Franklin Balance Sheet Investment A Fund                   -            -               -            -  14,252,382
         Lord Abbett Developing Growth A Fund                       -            -               -            -           -
         EuroPacific Growth Fund                                    -            -               -            -           -
   Investments at estimated fair value or contract value:
      Investment contracts                                          -            -               -            -           -
      INVESCO Group Trust for Employee Benefit Plans                -            -               -            -           -
      Real estate                                                   -            -               -            -           -
                                                          -----------------------------------------------------------------
   Total investments                                       19,851,519   19,763,056      17,822,277    1,386,418  14,252,382
                                                          -----------------------------------------------------------------
Total assets                                               19,851,519   19,763,056      17,822,277    1,386,418  14,252,382

Liabilities:
   Net unsettled purchases of investments                           -            -               -            -           -
                                                          -----------------------------------------------------------------
Net assets available to participating plans               $19,851,519  $19,763,056   $  17,822,277  $ 1,386,418 $14,252,382
                                                          =================================================================


                                                           LORD ABBETT
                                                            DEVELOPING
                                                             GROWTH A    EUROPACIFIC
                 DECEMBER 31, 2002                             FUND      GROWTH FUND     TOTAL
--------------------------------------------------------------------------------------------------
Assets:
   Cash                                                    $         -  $          - $     741,715
   Net unsettled sales of investments                                -             -        63,504
   Investments at fair value as determined by quoted
      market prices:
         Money market funds                                          -             -       816,709
         Cash Management Trust of America                            -             -     2,119,566
         Cooper Cameron Corporation Common Stock                     -             -    83,466,086
         Washington Mutual Investors Fund                            -             -    25,461,905
         MFS Massachusetts Investors Growth A Fund                   -             -    21,587,483
         Barclays Global Investors Equity Index Fund                 -             -    19,851,519
         PIMCO Total Return A Fund                                   -             -    19,763,056
         PIMCO Total Return Administrative Shares
            Fund                                                     -             -    17,822,277
         Fidelity Growth Company Fund                                -             -     1,386,418
         Franklin Balance Sheet Investment A Fund                    -             -    14,252,382
         Lord Abbett Developing Growth A Fund                6,818,756             -     6,818,756
         EuroPacific Growth Fund                                     -    10,406,841    10,406,841
   Investments at estimated fair value or contract value:
      Investment contracts                                           -             -    27,320,820
      INVESCO Group Trust for Employee Benefit Plans                 -             -    32,267,564
      Real estate                                                    -             -       238,788
                                                           ---------------------------------------
   Total investments                                         6,818,756    10,406,841   283,580,170
                                                           -----------  ------------ -------------
Total assets                                                 6,818,756    10,406,841   284,385,389

Liabilities:
   Net unsettled purchases of investments                            -             -       708,968
                                                           ---------------------------------------
Net assets available to participating plans                $ 6,818,756  $ 10,406,841 $ 283,676,421
                                                           =======================================


               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held, during the year) for the separate investment accounts of the Master Trust are as follows:

                                                           NET
                                                       APPRECIATION      INTEREST AND
         YEAR ENDED DECEMBER 31, 2003                 (DEPRECIATION)      DIVIDENDS          TOTAL
------------------------------------------------------------------------------------------------------
Cooper Cameron Stock Fund                             $  (4,883,170)     $     1,072     $ (4,882,098)
Fidelity Growth Company Fund                                550,717                -          550,717
PRIMCO Stable Value Fund                                          -        2,600,472        2,600,472
Scudder Institutional Equity 500 Index Fund                     (18)               -              (18)
PIMCO Total Return A Fund                                   213,835          402,533          616,368
PIMCO Total Return Administrative Shares Fund               (70,032)       1,401,322        1,331,290
Barclays Global Investors Equity Index Fund               4,364,027                -        4,364,027
Washington Mutual Investors Fund                          5,998,021          827,910        6,825,931
MFS Massachusetts Investors Growth A Fund                 4,956,525                -        4,956,525
Franklin Balance Sheet Investment A Fund                  4,273,218          208,745        4,481,963
Lord Abbett Developing Growth A Fund                      2,921,328                -        2,921,328
EuroPacific Growth Fund                                   3,442,061          158,298        3,600,359
Real Estate Fund                                                  -            3,338            3,338
State Street Bank S&P 500 Index Fund                        940,713                -          940,713
                                                      -----------------------------------------------
                                                      $  22,707,225      $ 5,603,690     $ 28,310,915
                                                      ===============================================


Administrative expenses paid by the Master Trust and allocated to the participating plans totaled $542,630 for the year ended December 31, 2003.

               Cooper Cameron Corporation Retirement Savings Plan

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by insurance companies or banks to repay the principal plus accrued income at contract maturity. SICs differ from GICs in that the assets supporting the SICs are owned by the Master Trust. A bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are composed primarily of a U.S. Treasury Note, and 103-12 investment entities with a total fair value of $54,998,649 and $60,119,483 at December 31, 2003 and 2002,
respectively. The contract values of the SICs at December 31, 2003 and 2002, are $52,820,142 and $57,364,691, respectively.

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2003, the interest crediting rates for all investment contracts range from 1.46% to 9.86%. At December 31, 2002, the interest crediting rates for all investment contracts ranged from 2.11% to 9.52%.

For 2003 and 2002, the average annual yield for the investment contracts in the Stable Value Fund was 4.16% and 5.06%, respectively. At December 31, 2003 and 2002, fair value of the investment contracts in the Stable Value Fund was estimated to be approximately 104% and 105%, respectively, of contract value. Fair value of the GICs is estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

               Cooper Cameron Corporation Retirement Savings Plan

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 23, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

                                                                                    2003
                                                                                -------------
Net assets available for benefits per the financial statements                  $ 309,046,184
Amounts allocated to withdrawing participants                                      (2,262,274)
                                                                                -------------
Net assets available for benefits per the Form 5500                             $ 306,783,910
                                                                                =============

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants per the financial statements                      $  24,783,411
Add: Amounts allocated to withdrawing participants at December 31, 2003             2,262,274
                                                                                -------------
Benefits paid to participants per Form 5500                                     $  27,045,685
                                                                                =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date

               Cooper Cameron Corporation Retirement Savings Plan

6. SUBSEQUENT EVENTS

Effective March 20, 2004, Petreco International, Inc. ("Petreco") was acquired by the Company in a stock purchase, and the Plan was adopted by Petreco. All eligible employees of Petreco are credited with years of service with Petreco for vesting purposes under the Plan.

                             Supplemental Schedules

               Cooper Cameron Corporation Retirement Savings Plan

    Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

                             EIN: 76-0451843 PN: 003

                          Year ended December 31, 2003

PARTICIPANT CONTRIBUTIONS                   TOTAL THAT CONSTITUTES NONEXEMPT
TRANSFERRED LATE TO PLAN                        PROHIBITED TRANSACTIONS
-------------------------                   --------------------------------
         $4,195                                          $4,195

Note: Delinquent participant contributions were corrected outside of the Voluntary Fiduciary Compliance Program in 2003

               Cooper Cameron Corporation Retirement Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                             EIN: 76-0451843 PN: 003

                                December 31, 2003

 IDENTITY OF ISSUER                  DESCRIPTION OF INVESTMENT                  CURRENT VALUE
 ------------------         -------------------------------------------         -------------
* Participant loans         Interest rates ranging from 4.95% to 11.50%
                                    with varying maturity dates                 $   8,048,835
                                                                                -------------
                                                                                  $ 8,048,835
                                                                                =============

*Party-in-interest

                                    SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER CAMERON CORPORATION
RETIREMENT SAVINGS PLAN

/s/ Jane C. Schmitt
---------------------------------------
By: Jane C. Schmitt
    Member of the Plan Administration
    Committee

Date: June 28, 2004

                                  EXHIBIT INDEX

EXHIBIT      DESCRIPTION
-------      -----------
23.1         Consent of independent Registered Public Accounting firm